July 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil
CraigArakawa
Irene Barberena-Meissner
Kevin Dougherty

Re:	Webus International Ltd.
Amendment No. 6 to Registration Statement on Form F-1
Filed June 27, 2024
File No. 333-269684

Ladies and Gentlemen,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 10, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No. 7 to the Registration Statement on Form F-1 (the “Amendment No. 7”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 6 to Registration Statement on Form F-1

Exhibits

1. You disclose under Liquidity on page 90 that on April 17, 2024, you entered into a funding support agreement with Mr. Zheng Nan, one of your major shareholders, in which Mr. Zheng Nan promised to provide a line of credit in the amount up to RMB6,000,000 ($845,082) and up to RMB10,000,000 ($1,408,471) as a guarantee for your future bank credit applications. This agreement will expire on December 31, 2025. Please file this funding support agreement as an exhibit, or provide your analysis that such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the funding support agreement as an exhibit to Amendment No. 7.

2. Please file your Form of Amended and Restated Memorandum and Articles of Association before effectiveness.

Response: In response to the Staff’s comment, the Company has filed the Amended and Restated Memorandum and Articles of Association as an exhibit to Amendment No. 7.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.